FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X          Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __        No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

Acquisition of TeneoTwo completed

11 August 2022 07:00 BST

Acquisition of TeneoTwo for its clinical-stage
T-cell engager completed

AstraZeneca has completed the acquisition of TeneoTwo, Inc. (TeneoTwo)i, including its Phase I clinical-stage CD19/CD3 T-cell engager, TNB-486, currently under evaluation in relapsed and refractory B-cell non-Hodgkin lymphoma.1 AstraZeneca will develop TNB-486 as a potential new medicine for B-cell haematologic malignancies.

Financial considerations
AstraZeneca has acquired all outstanding equity of TeneoTwo in exchange for an upfront payment of $100m. Under the terms of the agreement, AstraZeneca will make additional contingent R&D-related milestone payments of up to $805m and additional contingent commercial-related milestone payments of up to $360m to TeneoTwo's former equity holders.

This acquisition did not include the transfer of people or facilities.

iTeneoTwo, Inc., is a majority owned subsidiary company of TBio, LLC, a limited liability company formed in Delaware, US

Notes

AstraZeneca in haematology
AstraZeneca is pushing the boundaries of science to redefine care in haematology. We have expanded our commitment to patients with haematologic conditions, not only in oncology but also in rare diseases with the acquisition of Alexion, allowing us to reach more patients with high unmet needs. By applying our deep understanding of blood cancers, leveraging our strength in solid tumour oncology and delivering on Alexion's pioneering legacy in complement science to provide transformative medicines for rare diseases, we are pursuing the end-to-end development of novel therapies designed to target underlying drivers of disease.

By targeting haematological conditions with high unmet medical needs, we aim to deliver innovative medicines and approaches to improve patient outcomes. Our goal is to help transform the lives of patients living with malignant, rare and other related haematologic diseases, shaped by insights from patients, caregivers and physicians to have the most meaningful impact.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Clinicaltrials.gov. A Study of TNB-486 in Subjects With Relapsed or Refractory B-Cell Non-Hodgkin Lymphoma. Available at https://clinicaltrials.gov/ct2/show/NCT04594642. Accessed 2 August 2022.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 11 August 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary